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                     [Letterhead of Lewis, Rice & Fingersh]





                              September 12, 1997




Board of Directors
First Banks America, Inc.
C/O First Banks, Inc.
11901 Olive Boulevard
Creve Coeur, Missouri 63141

Board of Directors
Surety Bank
116 Springstowne Center
Vallejo, California  94591


          RE:   MERGER OF SURETY BANK INTO ACQUISITIONCO, INC.

Gentlemen:

      You have requested our opinions as to the federal income tax consequences of the proposed merger ("Merger") of Surety Bank ("Surety") into AcquisitionCo, Inc. ("Bank") pursuant to the Agreement and Plan of Reorganization, dated July 28, 1997, ("Merger Agreement"), by and among First Banks America, Inc. ("FBA") and Surety.

      In issuing the opinions set forth in this letter, we have relied upon
(1) the factual representations made by FBA, dated September 12, 1997 and the factual representations made by Surety, dated August 22, 1997 (the "Representations"), (2) the Merger Agreement, and (3) the facts, information and documentation set forth in the Registration Statement on Form S-4 of FBA filed with the Securities and Exchange Commission in connection with the Merger ("Registration Statement").

      The opinions set forth in this letter are predicated upon our understanding of the facts set forth in the Merger Agreement, the Representations, and the Registration Statement. Any change in such facts may adversely affect our opinions. Furthermore, our opinions are based upon our understanding of the existing provisions of the Internal Revenue Code of 1986, as amended ("Code"), currently applicable regulations promulgated under the



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Board of Directors
September 12, 1997
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Code, current published administrative positions of the Internal Revenue
Service such as revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Any change in such authorities may adversely affect our opinions. We assume no obligation to update our opinions for any deletions or additions to or modification of any law applicable to the Merger.

      Based on the authority described above and on our review of the Merger Agreement, the Representations and the Registration Statement, and that the transactions described therein are completed as described, our opinions as to the federal income tax consequences of the Merger are as follows.

      1.    The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code.

      2. Pursuant to Sections 361 and 357 of the Code, no gain or loss will be recognized by Surety upon the transfer of substantially all of its assets to Bank in exchange for FBA common stock, cash and the assumption by Bank of any liabilities of Surety.

      3. Pursuant to Revenue Ruling 57-278, 1957-1 C.B. 124, no gain or loss will be recognized by either FBA or Bank upon the acquisition by Bank of substantially all of the assets of Surety in exchange for FBA common stock, cash and the assumption of Surety's liabilities.

      4. Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by Surety shareholders who exchange all of their Surety stock solely for shares of FBA common stock (determined without regard to cash received in lieu of fractional share interests).

      5. Pursuant to Section 356(a)(1) of the Code, gain, if any, will be realized by each shareholder of Surety common stock who receives both FBA common stock and cash in exchange for his Surety common stock and will be recognized, but not in excess of the amount of cash received.

      6. With respect to those shareholders of Surety who receive solely cash in exchange for their Surety stock, such cash should be treated as received by such shareholders as distributions in redemption of Surety stock subject to the conditions and limitations of Section 302 of the Code and considering the application of Section 318 of the Code.



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Board of Directors
September 12, 1997
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      7.    Pursuant to Section 358(a)(1) of the Code, the aggregate tax basis of the FBA common stock received by each shareholder of Surety (including any fractional share to which such shareholder would be entitled) will be the same as the aggregate tax basis of the Surety common stock surrendered in exchange therefor decreased by the amount of cash, if any, received by the shareholder and increased by the amount, if any, treated as a dividend and the amount, if any, of gain recognized by the shareholder in the exchange.

      8. Pursuant to Section 1223(1) of the Code, the holding period of FBA common stock received by each shareholder of Surety (including any fractional shares to which such shareholder would be entitled) will include, in each instance, the period during which the Surety shareholder held the Surety common stock surrendered in exchange therefor, provided that such Surety stock is held as a capital asset in the hands of such Surety shareholder on the date of the exchange.

      We express no opinion with regard to the federal income tax consequences of the Merger not addressed expressly by the above opinions. In addition, we express no opinion as to any state or local tax consequences with respect to the Merger.

      The shareholders of Surety should consult with a qualified tax advisor with respect to any reporting requirements which may be applicable, or any other tax considerations not expressly mentioned herein.

      We consent to the use of this opinion as an exhibit to the Registration Statement.

                                    Very truly yours,

                                    LEWIS, RICE & FINGERSH, L.C.





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